
07008181


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AUG 2 9 2007
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47749

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Brockington Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2805 Veterans Highway
(No. and Street)

Ronkonkoma	New York	11779
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Delvecchio, CEO (631)234-0303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller, Ellin & Company, LLP
(Name – *if individual, state last, first, middle name*)

750 Lexington Avenue,	New York,	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 0 6 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Robert Delvecchio**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Brockington Securities, Inc.**, as of **June 30**, 20**07**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Executive Officer

Title



Notary Public

GERALDINE A. BLEDSOE
Notary Public, State of New York
No. 4909563
Qualified in Suffolk County
Certificate Filed in Suffolk County
Commission Expires Oct. 19, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) [struck out] **Independent auditors' supplemental report on internal accounting controls.**

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROCKINGTON SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2007

BROCKINGTON SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2007

CONTENTS



MillerEllin / company LLP

Certified Public Accountants

750 Lexington Avenue
New York, NY 10022-1200

212 750 9100 phone
212 750 2727 fax
mec@millerellin.com e-mail

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Brockington Securities, Inc.
Ronkonkoma, New York

We have audited the accompanying statement of financial condition of Brockington Securities, Inc. as of June 30, 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended for filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Brockington Securities, Inc. at June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information, has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Miller, Ellin & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
August 24, 2007

BROCKINGTON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2007

ASSETS

Cash and cash equivalents	$ 31,247
Receivable from clearing brokers	209,624
Marketable securities owned, at market value	395,556
Securities owned, not readily marketable, at estimated fair value	1,000
Investment in limited partnership, not readily marketable, at estimated fair value	100,602
Convertible notes receivable - related party	143,000
Loan receivable - related party	50,050
Prepaid expenses and other assets	17,879
Property and equipment, net of accumulated depreciation of $77,356	101
	$ 949,059

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Line of credit payable	$ 63,073
Accounts payable and accrued expenses	81,988
Due to stockholder -	52,977
	198,038
STOCKHOLDER'S EQUITY:	
Common stock, no par value, 1500 shares authorized, 750 shares issued and outstanding	238,305
Additional paid-in capital	195,863
Retained earnings	516,908
	951,076
Less: Treasury stock, at cost (750 shares)	(200,055)
Total stockholder's equity	751,021
	$ 949,059

The accompanying notes are an integral part of these financial statements.

BROCKINGTON SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2007

REVENUES:	
Commission income	$ 406,068
Trading income	1,686,644
Loss in limited partnership	(50,088)
Interest	10,466
	2,053,090
EXPENSES:	
Clearing and execution costs	287,222
Compensation costs	1,475,856
Employee benefits	55,620
Regulatory fees	24,688
Insurance	9,151
Travel and entertainment	83,573
Professional fees	19,211
Depeciation	872
Automobile	40,093
Occupancy	31,179
Telephone	29,936
Office	21,763
Other operating expenses	22,804
	2,101,968
LOSS BEFORE PROVISION FOR INCOME TAXES	(48,878)
CREDIT FOR INCOME TAXES	(6,975)
NET LOSS	$ (41,903)

The accompanying notes are an integral part of these financial statements.

BROCKINGTON SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED JUNE 30, 2007

	COMMON STOCK		ADDITIONAL PAID-IN	RETAINED	TREASURY	
	SHARES	AMOUNT	CAPITAL	EARNINGS	STOCK	TOTAL
BALANCE - June 30, 2006	750	$238,305	$ 195,863	$ 558,811	$ (200,055)	$792,924
Net Loss	-	-	-	(41,903)	-	(41,903)
BALANCE - June 30, 2007	750	$238,305	$ 195,863	$ 516,908	$ (200,055)	$751,021

The accompanying notes are an integral part of these financial statements.

BROCKINGTON SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (41,903)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	372
Loss in limited partnership	50,088
Changes in assets and liabilities:	
Receivable from clearing brokers	(90,587)
Marketable securities owned	715,441
Non-marketable securities owned	(1,000)
Prepaid expenses and other assets	(13,879)
Payable to clearing brokers	(328,528)
Marketable securities sold, not yet purchased	(15,692)
Accounts payable and accrued expenses	(328,665)
NET CASH USED IN OPERATING ACTIVITIES	(53,853)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Payment for convertible notes receivable - related party	(343,000)
Loan to related party	(50,050)
NET CASH USED IN INVESTING ACTIVITIES	(393,050)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Net borrowings under line of credit	63,073
Decrease in due to stockholder	(151,286)
NET CASH USED IN FINANCING ACTIVITIES	(88,213)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(535,116)
CASH AND CASH EQUIVALENTS - beginning	566,363
CASH AND CASH EQUIVALENTS - ending	$ 31,247
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Interest	$ 3,943
Income taxes	$ 26,863
NON-CASH INVESTING AND FINANCING ACTIVITIES:	
Assignment of note receivable in payment of stockholder's loan	$ 200,000

The accompanying notes are an integral part of these financial statements.

BROCKINGTON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organizational Structure and Business Activity

Brockington Securities, Inc. (the "Company"), a Delaware corporation, was incorporated in 1994. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, and is also a member of the National Association of Securities Dealers.

The Company, located in Ronkonkoma, New York, introduces all customers' securities business to another broker-dealer on a fully disclosed basis. The clearing and depository operations for the customers' accounts are performed by the clearing broker. Pursuant to an agreement between the Company and its clearing broker, the broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete securities transactions.

The Company is exempt from the requirements of the Securities and Exchange Commission ("SEC") rule 15c3-3(k)(2)(ii) pursuant to the rules for broker-dealers who clear all customer transactions through another broker-dealer on a fully disclosed basis.

Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Furniture and Equipment

Depreciation is computed using an accelerated method over the estimated useful life of the assets (5 to 7 years). Maintenance and repairs are expensed as incurred.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, which are readily marketable, are recorded at market value with unrealized gains and losses reflected in income. Securities which are not readily marketable are recorded at estimated fair value as determined by management. The investment in limited partnership is valued at estimated fair value as determined by the partnership.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), *Accounting for Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The principal difference relates to depreciation methods.

Fair Value of Financial Instruments

Financial instruments are reported in the Statement of Financial Condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Revenue Recognition

Securities transactions and related commissions and clearing expenses are recorded on a settlement date basis as security transactions occur.

NOTE 2 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

NOTE 2 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK (CONTINUED)

The Company is exposed to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions. Volatile trading markets may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the securities at amounts equal to originally contracted amounts. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis and it maintains a security deposit with the clearing broker.

The Company, at times, maintains cash balances at financial institutions in excess of federal and SIPC insured limits.

NOTE 3 - RECEIVABLES FROM CLEARING BROKERS

Amounts receivable from clearing brokers at June 30, 2007, consists of the following:

Cash deposits	$101,446
Commission revenue	108,178
	$209,624

The clearing and depository operations for the Company's and customers' securities transactions are provided by the clearing brokers, pursuant to clearance agreements.

NOTE 4 - CONVERTIBLE NOTES RECEIVABLE - RELATED PARTY

The Company purchased notes receivable from Assured Pharmacy, Inc. ("Assured"), a related party, as follows:

Date of Purchase		Principal
October 30, 2006	(A)	$ 50,000
April 19, 2007	(B)	93,000
		$143,000

(A) The note is due in one year, is unsecured and bears interest at 18% per year. The interest was paid at inception of notes and was payable in stock of Assured. The note is convertible into shares of common stock and common stock purchase warrants at the conversion price of $.40 per share. The warrants are convertible into common shares at the exercise price of $.60 per share for a period of one year and $.80 per share for a period of two years..

(B) The note is due in one year and can be extended for an additional year, upon mutual consent. The note is unsecured and bears interest at 12% per year payable monthly. Pursuant to the terms of this agreement, the Company has a continuing conversion right during the term to convert all or a portion of the then outstanding amount of the notes into a number of shares determined at a conversion price equal to the rolling seven trading day weighted average closing bid price for the stock. The conversion price shall not be less than $.40 or more than $.80 per share.

The stockholder of the Company is the Chief Executive Officer of Assured and the Company is a stockholder of Assured.

NOTE 5 - LOAN RECEIVABLE - RELATED PARTY

The loan, amounting to $50,050, was made July 10, 2006 to a company partially owned by the stockholder of the Company. The loan is unsecured, does not bear interest and is expected to be repaid by the end of 2007.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2007 consists of the following:

Office equipment	$32,520
Furniture and fixtures	44,937
	77,457
Less: Accumulated depreciation	77,356
	$ 101

NOTE 7 - BANK LINE OF CREDIT

The Company has a line of credit agreement with a financial institution. that provides for borrowings up to $75,000. The line bears interest at the financial institution's prime rate plus 1.5%. The financial institution has been granted a security interest in all money or other property in the financial institution's possession. The agreement may be cancelled by the financial institution or the Company at any time through written notice.

At June 30, 2007, outstanding borrowings amounted to $63,073 under the line of credit agreement. Interest expense under the agreement amounted to $2,341 for the year ended June 30, 2007.

NOTE 8 - DUE TO STOCKHOLDER

The amount due to stockholder, totaling $52,977 at June 30, 2007, is unsecured and due on demand. There was no interest charged on this loan for the year ended June 30, 2007.

NOTE 9 - SECURITIES NOT READILY MARKETABLE

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Office Lease

The Company leases its office space under a noncancellable operating lease that expires on October 31, 2007 at a rental of $2,250 per month.

Rent expense amounted to $27,121 for the year ended June 30, 2007.

NOTE 11 - BENEFIT PLANS

The Company has a defined contribution profit sharing plan covering qualified employees. The plan provides for contributions by the Company, which are actuarially determined and are based on the employees wages, covered compensation, length of service and investment fund performance.

There were no contributions to the plan for the year ended June 30, 2007.

NOTE 12 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2007, the Company's net capital was $268,079, which was $168,079 in excess of the minimum amount required. The Company's ratio of aggregate indebtedness to net capital at June 30, 2007 was 0.74 to 1.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

BROCKINGTON SECURITIES, INC.

SUPPLEMENTARY INFORMATION

COMPUTATION AND RECONCILIATION OF NET CAPITAL

JUNE 30, 2007

NET CAPITAL:	
Stockholder's equity	$ 751,021
Less: non-allowable assets:	
Prepaid expenses and other assets	17,879
Property and equipment, net	101
Investments not readily marketable	51,310
Investment in limited partnership	100,602
Notes receivable - related party	143,000
Loans to related party	50,050
	362,942
TENTATIVE NET CAPITAL	388,079
HAIRCUTS ON SECURITIES POSITIONS	120,000
NET CAPITAL	268,079
LESS: Minimum net capital requirement (greater of 6⅔% of aggregate indebtedness or $100,000)	100,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 168,079
EXCESS NET CAPITAL AT 100%	$
AGGREGATE INDEBTEDNESS:	
Items included in statement of financial condition -	
Line of credit payable	$ 63,073
Accounts payable and accrued expenses	81,988
Due to stockholder	52,977
	$ 198,038
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.74 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17a-5 as of June 30, 2007)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 245,107
Audit adjustments:	
Audit adjustments	(35,718)
Decrease in non-allowable assets	91,323
Increase in haircuts	(32,633)
Net capital as reported herein	$ 268,079

BROCKINGTON SECURITIES, INC.

SUPPLEMENTARY INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

JUNE 30, 2007

A computation of reserve requirement is not applicable to Brockington Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2).

BROCKINGTON SECURITIES, INC.

SUPPLEMENTARY INFORMATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

JUNE 30, 2007

Information relating to possession or control requirements is not applicable to Brockington Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2).



MillerEllin / company LLP

Certified Public Accountants

750 Lexington Avenue
New York, NY 10022-1200

212 750 9100 phone
212 750 2727 fax
mec@millerellin.com e-mail

To the Stockholder
Brockington Securities, Inc.
Ronkonkoma, New York

We have audited the financial statements of Brockington Securities, Inc. for the year ended June 30, 2007, and have issued our report thereon dated August 8, 2007. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Brockington Securities, Inc., that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Brockington Securities, Inc., taken as a whole. Our study and evaluation disclosed no condition that we believed to be of material weakness except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Brockington Securities, Inc. for the year ended June 30, 2007 and this report does not effect our report thereon dated August 24, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Miller, Ellin + Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
August 24, 2007

END